UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)
Information to Be Included in Statements Filed Pursuant
to Rule 13d-1(b), (c), and (d) and Amendments Thereto Filed
Pursuant to Rule 13d-2(b)
(Amendment No.  )*
Nutanix, Inc.
(Name of Issuer)
CLASS A COMMON STOCK, PAR VALUE $0.000025 PER SHARE
(Title of Class of Securities)
67059N108
(CUSIP Number)
December 31, 2016
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     ☐ Rule 13d-1(b)
     ☐ Rule 13d-1(c)
     ☑ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	67059N108	13G

1.		NAMES OF REPORTING PERSONS
Dheeraj Pandey

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.		SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
4,143,083(1)(3)

	6.	SHARED VOTING POWER
7,256,592(2)(3)

	7.	SOLE DISPOSITIVE POWER
4,143,083(1)(3)

	8.	SHARED DISPOSITIVE POWER
7,256,592(2)(3)

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,399,675(1)(2)(3)

10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.9% (3)(4)(5)

12.		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Consists of (i) 2,000,000 shares of Class B common stock held of record by the Reporting Person, as trustee of The Pandey 2016 Annuity Trust, (ii) 500,000 shares of Class B common stock held of record by the Reporting Person, as trustee of The Swapna Pandey 2014 Irrevocable Descendants’ Trust, and (iii) 1,643,083 shares of Class B common stock held by the Reporting Person that are subject to outstanding options that are vested and exercisable within 60 days of December 31, 2016. The Reporting Person has sole voting power and sole dispositive power with respect to these shares.

(2)
Consists of (i) 4,756,592 shares held of record by The Pandey Revocable Trust, for which the Reporting Person and the Reporting Person’s spouse serve as trustees, and (ii) 2,500,000 shares held of record by The Pandey Irrevocable Descendants’ Trust, for which the Reporting Person’s spouse serves as trustee. The Reporting Person has shared voting power and shared dispositive power with respect to these shares.

(3)
Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.

(4)
The percentage reported assumes the exercise of all options held by the Reporting Person that are vested and exercisable within 60 days of December 31, 2016 and the conversion of all of the Reporting Persons’ Class B common stock into Class A common stock, resulting in a total of 11,399,675 shares of Class A common stock outstanding. The percentage reported is based on the total of 143,021,952 shares of common stock (which reflects the sum of (x) 27,447,876 shares of Class A common stock, and (y) 115,574,076 shares of Class B common stock) outstanding as of December 31, 2016.

(5)
The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 11,399,675 shares of Class B common stock held by the Reporting Person represent 9.5% of the aggregate combined voting power of the Class A common stock and Class B common stock.

Item 1

(a)	Name of Issuer:
Nutanix, Inc.

(b)	Address of Issuer’s Principal Executive Offices:
1740 Technology Drive, Suite 150, San Jose, CA 95110
Item 2

(a)	Name of Person Filing:
Dheeraj Pandey

(b)	Address of Principal Business Office or, if None, Residence:
1740 Technology Drive, Suite 150, San Jose, CA 95110

(c)	Citizenship:
United States of America

(d)	Title of Class of Securities:
Class A Common Stock, par value $0.000025 (“Common Stock”)

(e)	CUSIP Number:
67059N108

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
         Not applicable.

Item 4. Ownership.

(a)	Amount beneficially owned:

11,399,675 shares of Class B common stock, consisting of: (i) 2,000,000 shares of Class B common stock held of record by the Reporting Person, as trustee of The Pandey 2016 Annuity Trust, (ii) 500,000 shares of Class B common stock held of record by the Reporting Person, as trustee of The Swapna Pandey 2014 Irrevocable Descendants’ Trust, (iii) 1,643,083 shares of Class B common stock held by the Reporting Person that are subject to outstanding options that are vested and exercisable within 60 days of December 31, 2016, (iv) 4,756,592 shares held of record by The Pandey Revocable Trust for which The Reporting Person and the Reporting Person’s spouse serve as trustees and (v) 2,500,000 shares held of record by The Pandey Irrevocable Descendants’ Trust, for which the Reporting Person’s spouse serves as trustee.

(b)	Percent of class:

7.9%, which is based on 11,399,675 shares held by the Reporting Person and the total of 143,021,952 shares of common stock (which reflects the sum of (x) 27,447,876 shares of Class A common stock, and (y) 115,574,076 shares of Class B common stock) outstanding as of December 31, 2016. The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 11,399,675 shares of Class B common stock held by the Reporting Person represent 9.5% of the aggregate combined voting power of the Class A common stock and Class B common stock.

(c)	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote:
4,143,083 shares

ii.	Shared power to vote or to direct the vote:
7,256,592 shares

iii.	Sole power to dispose or to direct the disposition of:
4,143,083 shares

iv.	Shared power to dispose or to direct the disposition of:
7,256,592 shares

Item 5. Ownership of Five Percent or Less of a Class.
         Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
     Not applicable.

Item 8. Identification and Classification of Members of the Group.
         Not applicable.

Item 9. Notice of Dissolution of Group.

         Not applicable.

Item 10. Certifications.
         Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: April 26, 2017

Dheeraj Pandey
By:	/s/ Dheeraj Pandey